UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 13, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

RESIGNATION OF VICE PRESIDENT
BOARD RESOLUTION AND APPOINTMENT OF VICE PRESIDENTS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Resignation of Vice President

The board (“Board”) of directors (“Directors”) of China Eastern Airlines Corporation Limited (the “Company”) hereby announces that Mr. Zhao Jinyu (“Mr. Zhao”) will resign as a vice president of the Company, due to his other business engagements. Pursuant to the relevant laws and regulations, such as the Company Law of the People’s Republic of China, Mr. Zhao’s resignation letter has been delivered to the Board of the Company today and has immediate effect.

Board resolution and appointment of Vice Presidents

Pursuant to the articles of association and the rules for the meeting of the board of directors (董事會議事規則) of the Company and as convened by Mr. Liu Shaoyong, the Chairman of the Company, the twelfth ordinary meeting (the “Meeting”) of the Board was held on 13 December 2011. The following resolution was considered and approved in the Meeting by way of correspondence:

According to the nomination by Mr. Ma Xulun, the President of the Company, considered and approved the appointment of Mr. Shu Mingjiang (舒明江) (“Mr. Shu”), Mr. Wu Yongliang (吳永良) (“Mr. Wu”) and Mr. Tian Liuwen (田留文) (“Mr. Tian”) as the Vice Presidents of the Company with the same term of service as the current session of the Board.

The biographical details of Mr. Shu are as follows:

Mr. Shu is currently the general manager of the Beijing Branch of the Company. Mr. Shu joined the Shanghai Flight Team of China Eastern Airlines Company in 1989 and acted as flight instructor, deputy squadron leader and squadron leader. From April 1997 to May 1998, he was the deputy general manager of China Eastern Flight Training Co., Ltd. (中國東方飛行培訓有限公司). He acted as the deputy head of the Safety Monitoring Division, vice  manager and subsequently manager of the Safety Monitoring Department of the Company from May 1998 to February 2004. From February 2004 to May 2005, he was the deputy general manager of the Shanghai Flight Division of the Company. From May 2005 to November 2006, he was the deputy general manager of the Yunnan Branch of the Company. From November 2006 to December 2009, he was the chief pilot and the general manager of the Operating Control Division of the Company concurrently. Since December 2009, Mr. Shu acted as the general manager of the Beijing Branch of the Company. Mr. Shu graduated from the Flight College of Civil Aviation Flight University of China (中國民用航空飛行學院), majored in professional flying and studied a postgraduate programme in flight safety management jointly held by Civil Aviation University of China, ENAC, France (法國國立民航大學) and ENSICA, France (法國航空工業大學) from 2002 to 2004 and obtained a master degree in flight safety management.

The biographical details of Mr. Wu are as follows:

Mr. Wu is currently the chief financial officer of the Company. Mr. Wu joined the civil aviation industry in 1984. He was the deputy director of the Finance Department of China Eastern Airlines Company from 1993 to 1997, the deputy director and subsequently the director of the Finance Department of the Company from 1997 to 1998, the director of Planning and Finance Department of the Company from 1998 to 2000, the head of the Finance Department of China Eastern Air Holding Company (“CEA Holding”) from 2000 to 2001, the deputy chief accountant and the head of the Finance Department of CEA Holding from 2001 to March 2009. From April 2009 onwards, he served as the chief financial officer of the Company. Mr. Wu graduated from the Economic Management Department of Civil Aviation University of China, majored in planning and finance. He also graduated from Fudan University, majored in business administration. Mr. Wu has a qualification of postgraduate and holds an accountant qualification.

The biographical details of Mr. Tian are as follows:

Mr. Tian is currently the general manager of China Eastern Airlines Jiangsu Co., Ltd.. Mr. Tian worked for Civil Aviation Industrial Airline Company (民航工業航空公司) from April 1985 to August 1991, the Operating Department of China General Aviation Corporation from August 1991 to July 1996. From July 1996 to March 1998, he was the manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. From March 1998 to April 1999, he acted as the director of the General Manager Office of the Shanxi Branch of the Company. From April 1999 to June 2002, he was the chairman of the Labour Union and the deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the deputy general manager and subsequently general manager of the Hebei Branch of the Company. During April 2005 to January 2008, he was the general manager of the Beijing Base of the Company. He acted as the general manager of China Eastern Airlines Jiangsu Co., Ltd. since January 2008. He obtained a qualification of senior economist in October 2010 and awarded a degree of Executive Master Business Administration (EMBA) from Nanjing University in June 2011.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China
13 December 2011